



Summarize this email

Maxwell [redacted]

to Pp

Mon, Feb 3, 10:09 AM

Hey [redacted]

Hope your 2025 is off to a great start.

Thanks so much for helping get our notes extended last week. As promised, a longer update on what is up with BackerKit

When we spoke at the SV Angel summit at Salesforce Tower last year, you asked me a perceptive question which caught me off guard: "Why don't you do a crowdfunding round for your next raise?"

At the time, I was a bit taken aback. I might have even been a bit dismissive. After we spoke, we decided to put our heads down and put down the fundraising question while we grew our new crowdfunding platform, but the question stuck with me all last year. Meanwhile, our crowdfunding pledge volume doubled again for the third straight year.

Sum of Usd Amount by Ended At: Year
Production / Project Leads + Projects
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$60,000,000.00
$50,000,000.00
$40,000,000.00
$30,000,000.00
$20,000,000.00
$10,000,000.00
$0
Sum of Usd Amount
2022
2023
2024
Ended At: Year

With the growth we've seen the past year, I see a real opportunity to double down on our new crowdfunding platform if we had a bit more capital to deploy. We've decided to do a Crowdfunding Equity round – given our industry, it's the perfect way to continue to build BackerKit in the customer-first way we'd been operating for the last 12 years. It aligns us with how our customers grow, and keeps them committed to growing with the platform for years to come.

Sahi[redacted]vingia, CEO of Gumroad (who I met at an SV Angel founder summit and also raised a $5m equity round in early 2021) signed up to lead the round. **Garry Tan,** a friend from our YC days, is also [redacted]icipating.

We a[redacted]aising on a SAFE at 89m post-money valuation via WeFunder, with a 20% discount for the first $1m in. We're finalizing the total round size but would go up to $5M.

SV A[redacted]l was the only firm to bet on us out of YC when we started 12 years ago, we'd love to have you as a part of this round too. Is this something that you would be open to following on into? Happy to schedule tim[redacted]catch up and share more, if you're up for it.

Thanks,

Max